Exhibit 23.4




                      Consent of Independent Accountants


The Board of Directors
HQ Global Workplaces, Inc.:



We consent to the incorporation by reference in the registration statement on Form S-3 (No. 333-43212) of FrontLine Capital Group of our report dated February 18, 2000, with respect to the consolidated balance sheets of HQ Global Workplaces, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1999, and the period from August 25, 1997 to December 31, 1997, which report appears in the Form 8-K of FrontLine Capital Group dated March 2, 2000. We also consent to the reference to our firm under the heading "Experts" in the prospectus.





                                                   /s/ KPMG LLP



Atlanta,  Georgia
October 17, 2000